Valcent Products Inc. Appoints Christopher Ng as CEO

VANCOUVER, BRITISH COLUMBIA, (May 15, 2012) - Valcent Products Inc. (OTCQB: VCTZF) (“Valcent”) today appointed Christopher Ng as chief executive officer of the company. Ng was formerly Valcent’s chief operating officer. Prior to joining Valcent, Ng served as chief supply chain officer for Lululemon Athletica and as vice president of Aritzia. Former CEO, Stephen Fane will continue to work with Valcent in the role of executive chair.

“We are elated to have Christopher step into the role of CEO,” said Fane. “His overall depth of business experience and strong background in technology is a huge asset to the Valcent team. Ng has shown an unwavering commitment to growing Valcent and shares a passion for the company’s goals of sustainable urban agriculture.”

As executive chair, Fane will be responsible for Valcent’s strategic planning, finance and general corporate affairs. Valcent is the creator of VertiCrop,™ a patented urban farming system that allows leafy green vegetables to grow in controlled environments such as greenhouses and underutilized urban warehouses. VertiCrop™ uses 92 percent less water than land farming and a fraction of the land and energy. Valcent is currently preparing for its first North American installation on the top level of a parking lot in the heart of Vancouver, Canada.

“This is a very exciting time for the company and I’m extremely honoured to be leading the team through this next phase of growth,” said Ng. “Demand for sustainable, safe food production has never been greater. Innovative technology like VertiCrop™ will play a key role in addressing the global food crisis.”

For more information visit: www.verticrop.com-30-

About Valcent Products Inc. (“Valcent”) is a publicly traded company (OTCQB: VCTZF) located in Vancouver, Canada, and is recognized as the world leader in the development, manufacturing, operation and integration of commercial VertiCrop™ technology for global markets. Valcent is an environmentally responsible company that has created a proprietary growing system that can be used in any climate and requires a very small footprint in urban environments. For more information visit: www.verticrop.com

Safe Harbor for Forward Looking Statements: This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and estimates. Forward-looking statements include information that does not relate strictly to historical or current facts. When used in this document, the words "seeks", "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Valcent disclaims any obligation to update any forward-looking statements.

Media Contact	Corporate Contact
Jennifer Maloney	John N. Hamilton
Email: Jennifer@sippublicity.com Phone: 604-727-4506	Email: jhamilton@alterrus.ca Phone: 604-837-2697